July 26, 2024

Julia Qian
Chief Financial Officer
Health In Tech, Inc.
701 S. Colorado Ave, Suite 1
Stuart, FL 34994

        Re: Health In Tech, Inc.
            Amendment 2 to Draft Registration Statement on Form S-1 Submitted June 27, 2024
            File No. 377-07195
Dear Julia Qian:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 20, 2024 letter.

Amendment 2 to Draft Registration Statement on Form S-1
Prospectus Summary, page 1

1. We note your response to comment 1. We also note that you did not revise the charts on
       pages 2 and 3 where you state    Hi Card transforms the landscape...
Please provide the
       basis for this statement. Also, please file a consent related to the report you commissioned from "Frost & Sullivan" and either provide the report supplementally or file it as an exhibit.
2. We note your response to prior comment 3 and revised disclosures on pages 45 and 57. It is still unclear whether and how your typical contractual relationships involve brokers,
       TPAs, small employers and carriers individually, as multi-party agreements or otherwise.
       For example, are "business relationships" with licensed brokers, as referenced on page 57,
 July 26, 2024
Page 2

       part of a contractual relationship involving small employers and/or carriers? Where you state that small employers pay the fees under SMR and HI Card programs, are such fees paid directly to you, through brokers or TPAs or otherwise? Please provide a summary explaining the parties and terms of a typical contractual relationship. Lock-Up, page 9

3. Please indicate the purpose of the stock split referenced in the fourth bullet point.
Our customers sensitive, proprietary, or confidential information could be leaked..., page 23

4. We note that the revised risk factor contains additional discussion of mitigating factors and multiple risks related to the use of AI technology. Please relocate mitigating statements to Business or where appropriate along with a more robust discussion of your use of AI, and revise the risk factor to provide separate subheadings above each particular risk. Additionally, we note the statement that you provide "bindable quotes solely using
       [y]our AI-backed eDIYBS platform...unless the eDIYBS platform raises certain unknown risk flags that require further manual review." To provide context, please quantify the approximate percentage of services where bindable quotes are provided solely using AI without further manual review.
5. Please revise Business or where appropriate to clarify the principal areas where you use artificial intelligence, and if material summarize the related regulations covering your use(s) of AI and the extent to which you monitor and assess your use(s) of AI. For example, it is unclear if your use of third-party AI information in the eDIYBS platform is the only way you use artificial intelligence and whether you evaluate and assess the third-
       party AI information used in the eDIYBS platform with respect to accuracy and compliance and/or conduct periodic audits of the information or otherwise monitor its use.
       Please confirm that you have disclosed the material terms of the agreement with the third-
       party provider of AI information and either file the agreement or advise us why you believe it should not be filed as a material agreement under Item 601(b)(10).
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
43

6. Please refer to prior comment 5. It does not appear that any revisions made in your amendment addressed the issues in prior comment 5, thus we are reissuing the comment.
       Please revise your Management   s Discussion and Analysis of Financial
Condition and
       Results of Operations section to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303 of Regulation S-K.
       For example, please discuss the material changes in your accounts receivable, other receivables, software, notes payable, and accounts payable and accrued expenses.
Note to the Consolidated Financial Statements, page F-7

7. Please refer to prior comment 19. We note that ASC 275-10-50-16 addresses vulnerabilities related to a variety of concentrations. Please tell us in detail if you are vulnerable to any type of concentration detailed in this guidance and revise your disclosure as needed.
 July 26, 2024
Page 3

Other Receivables, page F-10

8. Please refer to prior comment 16. Please tell us in detail and revise disclosure as needed to address the following:

             Detail the name of the party you transferred $1,650,000 to (e.g. an insurance carrier, small employer, etc.).
             Detail all of the contractual rights you obtained and clarify which party is contractually obligated to pay you, the timing of the payments, how the amounts of payments are determined and if the payments are contingent on any events.
             Based on information in your response dated May 28, 2024 and your disclosure on page F-10, it appears you purchased the rights, title, interest, and collection rights of receivables or related to fees. Please explain the background facts and circumstances related to the receivables or fees, how the party was related to these receivables/fees and why they had collection rights.
             Clarify how the collection rights relate to the information in the response that appears to state that the carrier only gets cash flows if there is cash remaining in the claim fund at the end of the run-out period and the small employer decides to give these funds to the carrier in exchange for a discount in future premiums.
             Clarify the key risks relating to the collection of the cash flows including circumstances in which you would collect substantially less than or greater than your investment.
Revenue Recognition, page F-11

9. We note your revised disclosure on page F-12 that SMR along with HI Card have contractual relationships with TPAs. Considering that you have identified the small employers as your customers, it appears that TPAs may not be customers under ASC 606.
       If so, please clarify this and explain how the contractual relationship with non-customers impacts your revenue recognition policies. Alternatively, disclose this relevant information outside of your revenue recognition policy disclosure. Program and platform management services, page F-13

10. Please revise your program and platform management services revenue recognition policy to more clearly identify the promised services provided to small employers in the contracts. Also, disclose when those performance obligations are satisfied and identify the contractual obligations that are performed over the term of the contract.
 July 26, 2024
Page 4

       Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance